FILE NO. 70-9637

               SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        AMENDMENT NO. 4
                             TO
                          FORM U-1
                APPLICATION/DECLARATION UNDER THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


NU Enterprises, Inc.                     Select Energy Services, Inc.
Northeast Generation Services Company    Select Energy Contracting, Inc.
Select Energy, Inc.                      24 Prime Parkway
Yankee Energy Services Company           Natick, MA 01760
Mode 1 Communications, Inc.
E. S. Boulos Company                     Select Energy New York, Inc.
R.M. Services, Inc.                      507 Plum Street
Yankee Financial Services Company        Syracuse, NY 13204
Northeast Generation Company
Woods Electrical Co., Inc.               Reeds Ferry Supply Co., Inc.
Woods Network Services, Inc.             605 Front Street
107 Selden Street                        Manchester, NH 03102
Berlin, CT 06037



  (Names of companies filing this statement and addresses of principal executive offices)

                       NORTHEAST UTILITIES
            (Name of top registered holding company)

                        Gregory B. Butler
      Senior Vice President, Secretary and General Counsel
               Northeast Utilities Service Company
                        107 Selden Street
                        Berlin, CT 06037
             (Name and address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:

      Jeffrey C. Miller, Esq.               David R. McHale
      Assistant General Counsel             Vice President and Treasurer
      Northeast Utilities Service Company   Northeast Utilities Service
      107 Selden Street                      Company
      Berlin, CT 06037                      107 Selden Street
                                            Berlin, CT 06037

The Application/Declaration in this file, as heretofore amended, is hereby amended to withdraw Exhibit F and file the attached corrected exhibit F.2:

                             ITEM 6
                EXHIBITS AND FINANCIAL STATEMENTS


      (a)    EXHIBITS

             F.    Opinion of Counsel (withdrawn)

             F.2   Corrected Opinion of Counsel


                           SIGNATURES

      Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
NU ENTERPRISES, INC.
NORTHEAST GENERATION COMPANY
NORTHEAST GENERATION SERVICES COMPANY
E. S. BOULOS COMPANY
SELECT ENERGY NEW YORK, INC.
MODE 1 COMMUNICATIONS, INC.
SELECT ENERGY NEW YORK, INC.
R.M. SERVICES, INC.
YANKEE FINANCIAL SERVICES COMPANY
YANKEE ENERGY SERVICES COMPANY
SELECT ENERGY SERVICES, INC.
REEDS FERRY SUPPLY CO, INC.
SELECT ENERGY CONTRACTING, INC.
WOODS ELECTRICAL CO., INC.


 By:  /s/   Randy A. Shoop
      Name: Randy A. Shoop
     Title: Assistant Treasurer - Finance
            of Northeast Utilities Service Company
            as Agent for the above named companies.


Date: July 15, 2004